SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER

                   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          For the Month of April 2000

                          PEAK INTERNATIONAL LIMITED
            (Exact name of Registrant as specified in its charter)


                       Units 3, 4, 5 and 7, 37th Floor,
                                Cable TV Tower
                               9 Hoi Shing Road,
                                   Tsuen Wan
                                N.T., Hong Kong
             (Address of registrant's principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F   x       Form 40-F
                                -----               -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes           No   x
                                -----        -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

          Peak International Limited files the following exhibit as part of this Report, which is incorporated by reference into this Report:

     Exhibit 99 Copy of Press Release, dated April 19, 2000, issued by Peak International Limited








































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

                                  SIGNATURES

                 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               PEAK INTERNATIONAL LIMITED



                               By:   /s/  Jack Menache
                                  -------------------------------------------
                                   Name:   Jack Menache
                                   Title:  Vice President--Administration,
                                           General Counsel & Secretary

Date:  April 26, 2000

                                                                    Exhibit 99

Contact:
Cal Reed, President & CEO
Jack Menache, VP
(510) 449-0100

          PEAK INTERNATIONAL REPORTS STRONG REVENUES IN FY2000

               -- Revenues increase 26 % over prior year --
           -- Company adopts new inventory valuation methods --

FREMONT, California and HONG KONG, April 19, 2000 -- Peak International Limited (NASDAQ: PEAKF) (AMEX: PTT) today reported results for its fourth fiscal quarter and year ended March 31, 2000. Peak's revenues and balance sheet reflected continued momentum in the semiconductor industry with a 26% increase in revenue and a 76% increase in cash over the prior year.

Peak had net sales of $21.5 million in the fourth fiscal quarter ended March 31, 2000 compared to $17.7 million in the fourth quarter of FY 1999. Peak had a net loss for the period of $3.6 million, or $-0.25 per share fully diluted, due primarily to the change in inventory valuation methods that resulted in a $7.3 million write down, compared to a net loss of $5.3 million, or $-.39 per share fully diluted in the fourth quarter of FY 1999.

For the full fiscal year ended March 31, 2000, Peak had net sales of $83.5 million compared to $66.2 million in the prior year. Net income for FY 2000 was $8.8 million, or $0.62 per share fully diluted compared to $2.8 million or $0.21 per share fully diluted in the prior year.

Cal Reed, Peak's President & CEO, said, "I am pleased with Peak's growth in sales over the past year. Also, we reviewed the basis of calculating the provision for slow-moving inventory based on inventory levels, material composition and expected usage at that date, resulting in the adoption of inventory valuation methods similar to those frequently used in the semiconductor industry. These methods typically value only inventories that the company expects to use within one year. The company accumulated large quantities of used trays believing that plastic doesn't spoil and may be ground and remolded into useful products. However, some inventory could not be used in a reasonable time. The adoption of this new standard will assist management in the control of its inventories."

"We are working hard to manage our inventories and improve our yields in the factory," said Reed. "The semiconductor industry is very competitive and Peak is striving to be the lowest cost, highest quality supplier."

Peak also announced advances in its tape & reel business. "We are making significant progress," said Cal Reed. "We have improved many aspects of our processes, from raw material to finished product. We have achieved meaningful increases in unit volume at price points attractive to our customers."

About Peak International Limited (NASDAQ: PEAKF)

Peak International Limited is a low cost leading supplier of precision-engineered transport products for storage, transportation and automated handling of semiconductor devices and other electronic components. Peak employs approximately 2200 people worldwide, directly and through its Shenzhen, China operating partner. Peak operates warehouses throughout the world and offers JIT services to leading semiconductor manufacturers and assemblers. Peak is a leading recycler of used plastic matrix trays operating worldwide under its SemiCycle tradename.

About Peak TrENDS Trust (AMEX: PTT)

Each share of PTT is entitled to a quarterly distribution of approximately $0.354 and, subject to a cash settlement feature, will be exchanged for between .8696 and 1 share of PEAKF on May 15, 2001. Peak International Limited will lose its status as a foreign filer if and when the TrENDS are converted. Peak International Limited is not affiliated with the Trust and has no obligations with respect to the TrENDS. Information regarding the TrENDS may be obtained from the trust, 850 Library Avenue, Newark, DE 19715, Attn: Donald Puglisi (302) 738-6680.

This press release contains forward-looking statements that are subject to certain risks and uncertainties, including among others, difficulties in retaining and motivating expatriates in China, issues related to the company's ability to influence indirect manufacturing arrangements in China, labor laws, import-export limitations on raw materials, finished products and equipment, intellectual property rights of third parties, litigation, and other matters that could cause actual results to differ materially from the projections made herein. The words "believes", "expects", "anticipates", "intends", "plans", "estimates" and similar expressions identify such forward looking statements.
                                  # # #

                    Consolidated Statements of Income


                                           Three Months Ended March 31
                                            (Unaudited)
                                               2000          1999
                                      (in thousands, except per share data)
Net Sales . . . . . . . . . . . . . . . . .   $21,543       $17,673
Cost of Goods Sold  . . . . . . . . . . . .    19,430        10,391
(including a special inventory write down
of $7,286 in respect of FY2000) . . . . . .   -------       -------
Gross Profit  . . . . . . . . . . . . . . .     2,113         7,282

General & Administrative, and Research &
Development . . . . . . . . . . . . . . . .     3,688         2,085
Selling & Marketing . . . . . . . . . . . .     2,412         1,459
Asset Impairment  . . . . . . . . . . . . .                   9,000
                                              -------       -------
Operating Income/(loss) . . . . . . . . . .    (3,987)       (5,262)
Other Income/(loss) -- net  . . . . . . . .       (96)          240
Interest Income -- net  . . . . . . . . . .       183            82
                                              -------       -------
Profit Before Tax/(loss)  . . . . . . . . .    (3,900)       (4,940)
Taxation  . . . . . . . . . . . . . . . . .      (267)          340
                                              -------       -------
NET INCOME                                    $(3,633)      $(5,280)
                                              =======       =======
EARNINGS PER SHARE
- Basic . . . . . . . . . . . . . . . . . .   $(0.27)       $ (0.39)
- Diluted . . . . . . . . . . . . . . . . .   $(0.25)        $(0.39)
Weighted Avg #Shares-Diluted  . . . . . . .    14,317        13,509

                                                 Year Ended March 31
                                              (Unaudited)
                                                  2000          1999
                                       (in thousands, except per share data)
Net Sales . . . . . . . . . . . . . . . . .   $83,529       $66,235
Cost of Goods Sold  . . . . . . . . . . . .    54,441        39,487
(including a special inventory write down
of $7,286 in respect of FY2000) . . . . . .   -------       -------
Gross Profit  . . . . . . . . . . . . . . .    29,088        26,748

General & Administrative, and Research &
Development . . . . . . . . . . . . . . . .    11,761         7,264
Selling & Marketing . . . . . . . . . . . .     8,379         5,801
Asset Impairment  . . . . . . . . . . . . .                   9,000
Special Charge  . . . . . . . . . . . . . .                   2,000
                                              -------       -------
Operating Income  . . . . . . . . . . . . .     8,948         2,683
Other Income -- net . . . . . . . . . . . .       273           812
Interest Income -- net  . . . . . . . . . .       534           680
                                              -------       -------
Profit Before Tax . . . . . . . . . . . . .     9,755         4,175
Taxation  . . . . . . . . . . . . . . . . .       970         1,338
                                              -------       -------
NET INCOME                                     $8,785        $2,837
                                              =======       =======
EARNINGS PER SHARE
- Basic . . . . . . . . . . . . . . . . . .     $0.65         $0.21
- Diluted . . . . . . . . . . . . . . . . .     $0.62         $0.21
Weighted Avg #Shares-Diluted  . . . . . . .    14,114        13,550

                       Consolidated Balance Sheets



                                             March 31, 2000
                                             (unaudited)      March 31, 1999
                                                    (in thousands)
ASSETS
Current assets:
     Cash & cash equivalents. . . . . . . .     $18,667          $10,598
     Accounts receivable-net. . . . . . . .      13,916           11,828
     Inventory-net. . . . . . . . . . . . .      19,044           26,469
     Other current assets . . . . . . . . .         860            1,241
         Total Current Assets . . . . . . .      52,487           50,136
                                               --------          -------
     Property, plant and equipment-net. . .      52,321           43,517
                                               --------          -------
TOTALS. . . . . . . . . . . . . . . . . . .    $104,808          $93,653
                                               ========          =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Accounts payable . . . . . . . . . . .       8,553            6,624
     Taxation . . . . . . . . . . . . . . .       4,232            3,805
         Total Current Liabilities. . . . .      12,785           10,429
                                                -------          -------
LT Provision . . . . . . . . . . . . .                0              647
Deferred income taxes. . . . . . . . .            1,858            1,607
         Total Liabilities. . . . . . . . .      14,643           12,683
                                                -------          -------
Stockholders' Equity:
     Share capital. . . . . . . . . . .             137              135
     Additional paid-in capital . . . .          35,209           34,620
     Retained earnings. . . . . . . . .          55,739           46,954
     Cumulative translation adjustment.            (920)            (739)
         Total stockholders' equity . . .        90,165           80,970
                                               --------          -------
TOTALS  . . . . . . . . . . . . . . . . . .    $104,808          $93,653
                                               ========          =======